John T. McKenna	VIA EDGAR AND OVERNIGHT COURIER
T: +1 650 843 5059
jmckenna@cooley.com

April 29, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:        Jeffrey P. Riedler, Assistant Director

Daniel Greenspan, Legal Branch Chief

RE:              Axovant Sciences Ltd.
Draft Registration Statement on Form S-1
Submitted March 24, 2015
CIK No. 0001636050

Ladies and Gentlemen:

On behalf of Axovant Sciences Ltd. (the “Company”), we are providing this letter in response to a letter, dated April 20, 2015, received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on March 24, 2015 (the “Registration Statement”).  The Company is concurrently submitting an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to certain of the comments contained in such letter.  We are also sending the Staff a copy of this letter, along with a copy of the Amended Registration Statement that is marked to show the changes made to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of the Amended Registration Statement.  Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.

Dilution, page 48

1.                                      Please revise to correct the net tangible book deficit per common share as of December 31, 2014 in the table, since you appear to reflect here your net loss per common share.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 of the Amended Registration Statement.

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U.S. Securities and Exchange Commission

April 29, 2015

Page Two

Business
Overview, page 58

2.                                      At your first use of the term “statistically significant,” please provide an explanation of the term and discuss how statistical significance relates to the FDA’s and EU’s criteria for market approval. Please make corresponding changes to the Prospectus Summary.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2 and 59 of the Amended Registration Statement.

RVT -101, page 62
Preclinical and Clinical Development, page 63

3.                                      Please include an explanation of the phrase “negative log of the dissociation constant (pKi) value” in terms a lay investor would reasonably understand and clarify the significance of a value of 9.63.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 63 of the Amended Registration Statement.

Phase 2 Development, page 64

4.                                      When you first discuss the specific ADAS-cog and ADCS-ADL results on pages 66 and 67, respectively, please give a brief explanation of the test formats and scoring methods and how the spectrum of scores on each scale corresponds to the manifestation of dementia and/or Alzheimer’s disease.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 of the Amended Registration Statement.

5.                                      We note that GSK’s pre-specified co-secondary endpoints were MMSE and RBANS, as well as ADCS-ADL. Please disclose, if true, that RVT-101 failed to demonstrate a statistically significant improvement in either MMSE or RBANS at any of the dose groups.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 of the Amended Registration Statement.

Safety and Tolerability, page 70

6.                                      Please disclose the nature and incidence of any serious, drug-related adverse events in the RVT-101 groups prior to 24 weeks, as well as the nature of the drug-related adverse events that led to withdrawal from the trial in the RVT-101 as compared to the placebo groups.

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April 29, 2015

Page Three

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 71 and 72 of the Amended Registration Statement.

Phase 3 Clinical Development Plan, page 71

7.                                      We note your statement that you “plan to meet with the FDA in March 2015 to discuss [y]our development plan for RVT-101 and confirm feedback received by GSK during its end-of-Phase 2 meeting.” If such meeting has occurred to date, please disclose any material feedback that you received from the FDA, how this impacts your plans to initiate a Phase 3 pivotal trial for RVT-101 in 2015, and any other material communications conveyed by the parties. In addition, please briefly disclose the nature of all material feedback received by GSK during its prior meeting(s) with the FDA.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 73 of the Amended Registration Statement.

Intellectual Property, page 74

8.                                      Please disclose whether you have exclusive ownership of the material patents and IP discussed in this section, notwithstanding the usage rights retained by GSK.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 76 of the Amended Registration Statement.

Management
Director Independence, page 87

9.                                      We note your statement that your “board of directors will undertake a review of the independence of the directors and consider whether any director has a material relationship with [you] that could compromise his ability to exercise independent judgment in carrying out his responsibilities.” Pursuant to Item 11(n) of Form S-1 and Item 407(a) of Regulation S-K, please identify each director that is independent under the independence standards applicable to the registrant under paragraph (a)(1) of Item 407.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89 of the Amended Registration Statement.

Notes to Financial Statements

Note A — Description of Business and Liquidity

[1] Description of Business, page F-7

10.                               Although you were only legally formed on October 31, 2014 and did not acquire the rights to RVT-101, please tell us why it is appropriate to include only your financial statements in the registration statement. Reference for us the authoritative literature supporting your position. At a minimum, in your response, tell us why the financial

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April 29, 2015

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statements of Roivant Sciences Ltd. along with pro forma financial statements reflecting operations not included in your offering should not be included given:

•                  The apparent similar line of business as disclosed in the first full paragraph on page 6;

•                  The reliance on Roivant Sciences Ltd. through Roivant Sciences, Inc. to provide substantially all of your administrative, research and development and other functions as disclosed in the last bullet on page 5; and

•                  That the track record of Roivant Sciences Ltd. with other late-stage product candidates acquired from other biopharmaceutical companies may be relevant to an investment decision in your offering.

The Company respectfully submits to the Staff the following rationale and basis for the presentation of its financial statements on a standalone basis without financial statements of its parent company, Roivant Sciences Ltd. (“Roivant”) or pro forma financial statements. Rules 3-01, 3-02 and 3-04 of Regulation S-X require financial statements apply to the registrant and the registrant’s predecessor.  There are no other requirements to provide financial statements that would applicable in this fact pattern.  The Company is the registrant.  The Company does not believe that Roivant is a predecessor to the Company under Rule 405 of Regulation C based on how that rule is applied for financial reporting purposes as articulated in Section 1170.2 of the Division of Corporation Finance’s Staff’s Financial Reporting Manual, which states that:

“designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant’s own operations prior to the succession appear insignificant relative to the operations assumed or acquired.”

The basis for the Company’s conclusion that Roivant is not a predecessor is presented below:

The Company notes that RVT-101 was acquired by the Company and Roivant never had rights to the purchased assets.  The Company and Roivant were both formed to pursue the acquisition, development and commercialization of novel therapeutics for unmet medical needs, however, the Company is focused on the treatment of neurodegenerative disorders, while Roivant, alone and through its other subsidiaries, is focused on many therapeutic areas. Since the Company did not succeed to substantially all of Roivant’s business nor acquire from Roivant any separately identifiable line of business, the Company concluded that Roivant did not meet the definition of predecessor.

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Page Five

With respect to the Staff’s comment regarding the track record of Roivant with other late-stage product candidates, the Company notes that Roivant was incorporated in May 2014 and has only been in existence for a short period of time. Since its formation, Roivant has made one controlling investment in OnCore Biopharma, Inc., a privately-held company with several preclinical product candidates, which has since merged with Tekmira Pharmaceuticals, Inc., a publicly-traded company. Roivant also assisted in the identification and negotiation of licensing agreements for two other potential product candidates on behalf of its other subsidiaries, and has performed diligence on numerous other potential product candidates. Roivant, therefore, has yet to establish a history of developing or commercializing potential product candidates.  Further, as discussed in the following paragraph, the Company, through its wholly-owned subsidiary, Axovant Sciences, Inc., will be responsible for the development and commercialization of RVT-101, not Roivant. In addition, the Company does not believe the concept of “track record” is a factor in determining if an entity is a predecessor.

With respect to the Staff’s comment regarding the Company’s reliance on Roivant through its wholly-owned subsidiary, Roivant Sciences, Inc., for administrative, research and development and other functions, the Company acknowledges this reliance and has disclosed the related party service agreement in Footnote D to the financial statements. The Company would like to clarify that Roivant Sciences, Inc. will provide limited manufacturing, clinical and non-clinical guidance and administrative support services to the Company during its formative period. Axovant Sciences, Inc. has hired seven employees since the initial submission of the Registration Statement on March 24, 2015, and expects to continue hiring over the near term at an equivalent rate to staff the Company with the necessary personnel to manage the development and potential commercialization of RVT-101. As such, the Company expects that its reliance on Roivant will decrease substantially over time. The Company has revised the disclosure on pages 5, 6, 13, 52 and 95 of the Amended Registration Statement to clarify this relationship. In addition, the Company recently acquired its only product candidate, RVT-101, in December 2014 and there has been limited development activity to date related to RVT-101.  As the Company’s reliance upon Roivant is expected to decrease substantially in the future and there has not been significant development activity to date, the Company respectfully submits that inclusion of Roivant’s financial statements would not be meaningful to investors.  In addition, while this relationship requires disclosure, the existence of related-party activities does not make the entity a predecessor.

Based upon the conclusion that Roivant was not a predecessor, the Company believes that pro forma information is not required or relevant for the understanding of the Company’s operations and performance.  To the contrary, the Company believes that inclusion of Roivant financial statements and removing the portion of the business that is not part of the registrant in a pro forma presentation would not be beneficial to investors and would be potentially misleading to the Company’s investors as they are investing in the Company and not Roivant.

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April 29, 2015

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Note D — Related Party Transactions, page F-11

11.                               Please revise your disclosure of share-based compensation to provide some indication of the expected requisite service period and the remaining requisite services period over which current awards will be earned.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-12 of the Amended Registration Statement.

Note G — Commitments and Contingencies, page F-13

12.                               On page F-11, you state that you have no obligation to make the $5 million deferred payment to GSK if the FDA requires you to complete additional clinical work prior to commencement of the first Phase 3 trial. Given that this condition appears to be outside your control, please tell us how you considered this condition in determining that you will probably make the $5 million contingent payment in early 2016. In your explanation, state whether the FDA has explicitly communicated to you that such additional work is not required prior to your first Phase 3 trial.

The Company respectfully acknowledges the Staff’s comment and submits to the Staff the following rationale and basis for recognizing the $5 million contingent payment. Management’s assessment included consideration of Accounting Standards Codification Topic 450, Contingencies, which states an estimated loss shall be accrued if information available before the financial statements are issued or are available to be issued indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the liability can be reasonably estimated.

The Company reviewed the communications between GSK and the FDA regarding the results of GSK’s Phase 3 clinical study and concluded that the probability the FDA would require additional clinical work prior to commencement of the Phase 3 trial was remote. Based on management’s experience, its assessment of the available Phase 2 clinical data, and review of GSK’s prior communications with the FDA, though not definitive in nature, management concluded it was probable that the Company would proceed with only one Phase 3 study. Under the terms of the asset purchase agreement, this would require the Company to make the contingent payment of $5 million to GSK six months after dosing the first patient in the first Phase 3 study, which is expected to occur during the fourth calendar quarter of 2015.

The Company met with the FDA on March 25, 2015 to confirm its understanding of the FDA’s position that there are no additional clinical or non-clinical studies required to support the Company’s initiation of Phase 3. The feedback received from the FDA during this meeting was consistent with the factors considered by management in its initial conclusion.

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Note H — Subsequent Events, page F-13

13.                               Please revise your disclosure to indicate the terms of your March 18, 2015 stock option grants. At a minimum, please disclose the vesting provisions and the exercise price.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-13 of the Amended Registration Statement.

14.                               Please tell us the fair value of common stock underlying the March 18, 2015 option grants and describe how you estimated the fair value of common stock underlying those options. In addition, tell us your consideration for treating the valuation of your common stock and share-based compensation as a critical accounting estimate in MD&A and provide us a table that details the terms of all equity issuances, including options, warrants, ordinary shares, preferred shares, and convertible instruments subsequent to March 18, 2015, if any. The terms should include the number of ordinary shares underlying the instrument, ordinary share fair value on the grant date, and exercise price.

The Company respectfully acknowledges the Staff’s comments, and advises the Staff that commencing in the quarter ended March 31, 2015, the Company will recognize share-based compensation expense related to stock options granted to employees, consultants and members of the board of directors.  The Company will estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. In a future amendment to the Registration Statement, the Company will revise the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates” to include a discussion of stock-based compensation and valuation of its common shares.

The Company advises the Staff that prior to March 2015 it had not granted any equity awards.  Anticipating that equity awards would be granted commencing in the first calendar quarter of 2015, the Company with the assistance of an unrelated third-party valuation firm performed a valuation of its common shares as of March 1, 2015 and April 7, 2015. The valuations were prepared in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.  Given the absence of a public trading market for the common shares, the board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the common shares, including these third-party valuations; the Company’s stage of development; progress of research and development efforts; equity market conditions affecting comparable public companies; and the lack of marketability of the common shares.

In order to determine the estimated fair value of the common shares, the Company and the third-party valuation firm utilized the Probability Weighted Expected Return Method (the “PWERM”).  The PWERM approach employs the market approach and income

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April 29, 2015

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approach. Under the market approach, the analysis compares the Company to a group of publicly traded companies in the life science industry, in particular a number of companies that had recently completed initial public offerings. Under the income approach, which was utilized to assess fair value of the common shares under the assumption that the Company remains a private company, is an estimate of the present value of the future monetary benefits generated by an investment in that asset. Specifically, debt free cash flows and the estimated terminal value are discounted at an appropriate risk adjusted discount rate to estimate the total invested capital value of the entity. The PWERM did not use a dissolution scenario, in which no value remains to be allocated to the Company’s common shareholders.

As the Company only has one class of shares, common shares, all equity value was allocated to such class.  The probability and timing of each scenario were based upon discussions between the board of directors and management.  Under the PWERM, the value of the common shares was based upon either two or three possible future events for the Company:

•                  initial public offering (“IPO”);

•                  remaining a private company; and

•                  strategic merger, acquisition or sale.

Since its inception, the Company has granted the following stock awards:

Date of Grant	Shares Underlying Stock Options	Exercise Price	Fair Value Per Share
March 18, 2015	4,012,500	$0.90	$0.64
April 13, 2015	527,500	1.04	1.04

March 2015 Grants

In March 2015, the Company’s board of directors granted options to purchase 4,012,500 common shares to certain employees, consultants and members of the board of directors of the Company with an exercise price of $0.90 per share. At the time the option grants were approved, the board of directors determined that the fair value of the common shares underlying such option grants was $0.90 per share.

In order to determine the estimated fair value of the common shares, the Company and the third-party valuation firm utilized the PWERM and the analysis applied a weighting of: (i) 35% to an IPO scenario and (ii) 65% to a stay private scenario. The time to a liquidity event spanned across three years based on management’s estimate of the timing of potential exit events.

The initial third-party valuation analysis report that was available at the time the March option grants were approved, estimated the aggregate equity value of the Company, as

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of March 1, 2015, to be $67.5 million, or $0.90 per share on the basis of 75 million common shares outstanding. Based on this analysis and the other relevant factors discussed above, the board of directors granted the March option grants with an exercise price of $0.90 per share.

Subsequent to the grant date, it was determined that the initial valuation analysis report inadvertently omitted a discount for lack of marketability of 15% in the IPO scenario and 37% in the stay private scenario. The revised and final third-party valuation analysis, inclusive of the lack of marketability discount that was inadvertently omitted in the initial report, resulted in an estimated fair value of $0.64 per share.

April 2015 Grants

In April 2015, the Company’s board of directors granted options to purchase 527,500 common shares to certain employees and consultants of the Company with an exercise price of $1.04 per share.  The board of directors has not granted any other equity awards since April 2015. At the time the option grants were approved, the board of directors determined that the fair value of the common shares underlying such option grants was $1.04 per share.

In order to determine the estimated fair value of the common shares, the Company and the third-party valuation firm utilized the PWERM and the analysis applied a weighting of: (i) 35% to an IPO scenario; (ii) 60% to a stay private scenario; and (iii) 5% to an acquisition scenario.  The time to a liquidity event spanned across three years based on management’s estimate of the timing of potential exit events. The analysis applied a discount for lack of marketability of 15% in the IPO scenario and 37% in the stay private scenario and resulted in an estimated fair value of the common shares of $1.04 per share. Based on this analysis and the other relevant factors discussed above, the board of directors granted the April option grants with an exercise price of $1.04 per share.

In summary, the Company respectfully submits that the determination of the fair value of its common shares in March and April 2015 was consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

15.                              We may have additional comments on your accounting for equity issuances including stock compensation, underwriter and preferred stock warrant liability, and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested analysis prior to the circulation of a preliminary prospectus once an estimated offering price is available.

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General

16.                               Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

The Company confirms that the Amended Registration Statement contains all of the graphic, visual or photographic information currently contemplated.  The Company will promptly advise the Staff if any additional graphic, visual or photographic information is contemplated.

17.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments. In addition, the Company respectfully advises the Staff that in its next amendment to the Registration Statement it will revise the section titled “Executive Compensation” to reflect compensation paid to or earned by its named executive officers in fiscal 2015.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:                                Vivek Ramaswamy, Axovant Sciences, Inc.

Alan S. Roemer, Axovant Sciences, Inc.

Christine Mikail, Axovant Sciences, Inc.

Mariane L. Romeo, Axovant Sciences Ltd.

Frank F. Rahmani, Cooley LLP

Divakar Gupta, Cooley LLP

Alison Haggerty, Cooley LLP

Marc D. Jaffe, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

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